
gides
A Better Way to Share

# Problem:
# Most individuals and SMB's worldwide are unable to take full advantage of the internet's opportunities.

## Limitations of Social Media

- Restrict formatting, media, functionality, and income potential

## Limitations of Websites

- Complex, expensive, desktop-centric, not social (no following/notifications)

Websites

Social



Stories
Zendaya Coleman
Hello! I am Ryan. I act in films and do film...
Subsciption
Followers
Posts
Likes
More information
Last matches
Dashboard
Welcome to WordPress!
We've assembled some links to get you started:
Get Started
Customize Your Site
Next Steps
Write your first blog post
Add an About page
Set up your homepage
View your site
More Actions
At a Glance
Quick Draft
Activity

# Solution:

## Create an easy-to-use social publishing platform that has the features of websites.

gides

## Best Features

- **CHAT:** Easy mobile-friendly creation
- **SOCIAL:** Easy to post, Following, Notifications, Collaboration
- **WEBSITES:** Variable media and formatting, Income potential



Desktop
App
gides
search
Exploring NYC in 5 days like a local
Exploring NYC in 5 days ...
Say something
Image
Video
Audio
Link
Location
List
File
Gallery
Slideshow
Authorize
Input
Social media
Contact
Insert gide
Doodle
Map
Button


Image
Video
Audio
Link
Say something
1

## Easy mobile-friendly creation

Our groundbreaking creation process makes building website-quality content as easy as sending a text message.

Patent Filed by Cooley

# A gide is a social post – with a new style

## Creation without limitations

- Unrivaled flexibility
- Following
- Notifications



Complete gear guide to backpacking the PCT
Created 11 months ago
121 slides
23K views
Alexandra Supertramp

Any media



Complete gear guide to ba...
Alexandra Supertramp • Guide
Follow
Complete gear gide to backpacking the PCT
Image
Video
Audio
Link
Location
List
File
Gallery
Slideshow
Authorize
Input
Social media
Contact
Insert gide
Doodle
Map
Say something

Any format



Jack Jenson Family Photos

Any order



Move slide
Everyday Vegan Salad
Chauncy Phillips
Move to position
Links to healthy smoothie recipes
Move to position
Best tupperware for your money. Microwavable and dishwasher safe
From: amazon.com
Move to position
+3 Images

# gides Enhances collaboration

## Build posts together

- **Multiple Creators:** Give other users creation rights to your posts.
- **Embed:** Place other users' content in your posts.
- **Public Notes:** Readers can add their insights.
- **Input Slides:** Solicit specific content from others.



10:00
Our Trip to Santa Teresa C...
Collaboration Gide
Follow
Slide added by Lee Sandivol
Santa Teresa Beach
Santa Teresa, Costa Rica
Favorite Locations From Trip
Showheeb Pundit NOTE
When doing a kipping pull up it is important to remember to use a false grip and push back on the bar before pulling up.
Add audio file to access the entire gide
Best Surf on South Swells

# gides Social website-style posts



Lesson Plan
Instructions
Pet Sitter
Workout Routine
Diet Meal Plan
Individual posts with no collaboration
Public Notes
Other user's content
Multiple Creators
Input slides
Spanish 101: How to get ...
Lucia Kethalon • Teacher
Follow
Spanish 101: Beginner Vocabulary
Introductory Conversation
Hello = Hola
Goodbye = Adiós
Thank you = Gracias
Please = Por favor
Beginner Nouns
12:23
The official Gide to Settlin...
Kate Samford • CEO
Follow
The official Gide to Settling Catan
Setting up the board
Pieces
Pieces your box should include
Set up video
4:23
Video by: Kate Samford
Setting up Ports
Development Cards
Building Instructions
Negotiating With Older Brothers
Tooties dog sitting instruct...
Pauley Snores • Person
Follow
Tooties dog sitting instructions
House Rules
Thank you for taking care of Tootie for us while we are away. He can be a handful we know, and we truly appreciate you watching our little angle. Tootie has free range of the house and often likes to take naps on the sofa. The only rule we have is please make sure the closet door is shut. He often likes to make chew toys out of our shoes. With that said watch out for your own shoes if you take them off.
Tootie's Toys
A few of Tootie's favorite toys
Feeding Checklist
1 scoop in the morning
Done!
1 green stick after breakfast
Workout Routines for a Str...
Collaboration Gide
Follow
Workout Routines for a Stronger Core
Showheeb Pundit
When doing a kipping pull up it is important to remember to use a false grip and push back on the bar before pulling up.
Pull up for a stronger core
Slide added by Lee Sandivol
Slides added by Sarah Smith
15:42
Take a dip for crispy gains
Pull up Bar Dip Routine
Simple Meal Prep for a Fa...
Collaboration Gide
Follow
Simple Meal Prep for a Fast Metabolism
Share a Photo Recieve 10% Off Coupon
Healthy Smoothie Recipes
Links to healthy smoothie recipes
Fat Burning Snacks

# gides Easy e-commerce

## digital products

### Retail POS Sales

Sealed package with product bar-code


Rick Steves SNAPS
$22

Rick Steves official gide to Italy 2019
OFFICIAL GIDE
3,492 slides 324K views
Rick Steve

### Multimedia Guides

Replaces audio-guide devices at tourist attractions


$7

Statue of Liberty 2019 Audio gide
OFFICIAL GIDE
814 slides 984K views
National Park Service

### GPS-Enabled Guides

Travel guides, hiking, scavenger hunts


$12

Colorado Trail 2019 Interactive Maps
OFFICIAL GIDE
9,872 slides 789K views
Tom Chandler

## tours & experiences

### Tours & Experiences

For use alone or with a personal tour guide


$99

Venice Canals Audio and Video Tour gide
OFFICIAL GIDE
1,492 slides 324K views
Jean-Paule Franco

### Events & Conferences

Combines digital tickets w/ event info


$75

Burning Man 2020 Official Festival gide
OFFICIAL GIDE
882 slides 814K views
Hippie Dippie

## physical products

### Personal Sales

Item marketplace



Antimicrobial Yoga Mat
PRODUCT
Lulu Lemon
$25

### Product Sales

Online store



Birthday Party Play Set LEGO®
ITEM
LEGO
$12

# gides "Social website" functionality (w/o the website)

## Easy Mobile Creation

Using the chat interface, everyone with a smart-phone can now create what used to require a website.

## Website-Style Flexible Posts

Our new post style allows users to express themselves flexibly – something other sites don't allow.

## Enhanced Collaboration

We move beyond comments and replies, making it possible to collaboratively build content with other users.

## E-Commerce Features

Integrated marketplace tools make it easy for everyone to monetize content, sell products, or host events.



10:00
Complete gear guide to ba...
Alexandra Supertramp • Guide
Follow
Complete gear guide to backpacking the PCT
Image
Video
Audio
Link
Location
List
File
Gallery



10:00
Simple Meal Prep for a Fa...
Tiffany Brown • Trainer
Follow
Simple Meal Prep for a Fast Metabolism
+ How our metabolisms work
+ Best times to eat
– Container Recommendations
Best tupperware for your



10:00
222 Likes
Lee Sandivol • Student
Follow
Sarah Smith • Student
Follow
Sage Choinaquay • Student
Follow
Lucia Kethalon • Student
Follow
Jay Sadoval • Student
Follow



10:00
gides
categories: All
England
recommended
Spanish 101: Beginner Vocabulary
Workout Routines for a Stronger Core
Scrapbooking inspiration template
Tooties dog sitting instructions

# gides Create websites from your posts

## Posts in the platform

www.gides.com/notunhealthyliving

## The same posts used to build your website

www.notunhealthyliving.com



Workout Routines for a Stronger Core
Simple Meal Prep for a Fast Metabolism
Jack Jenson Marketing Director - Resume/CV
Know Your Own Weight
How our metabolisms work
Best times to eat
Container Recommendations
Contact Information
Pull up for a stronger core
Letters of recommendation
Richards-Group.pdf
Wieden-Kennedy.pdf
Saatchi-and-Saatchi.pdf
Healthy Smoothie Recipes
Professional Experience
The Richards Group
Fat Burning Snacks
Wieden + Kennedy
Take a dip for crispy gains
Personal Gides
Simple Salads
Stretch and Tone Your Way to a Tighter Core
Green Curry Thai Salad
Everyday Vegan Salad
Family Photos
Meal Prep Work Files



Workouts Meal Prep Contact
Simple Meal Prep for a Fast Metabolism
Healthy Smoothie Recipes
Links to healthy smoothie recipes
Eco-friedly dishwasher safe water thermus
From: amazon.com

# gides Market Analysis

## Web Building & Creation

market size $5B

## Social Platforms

market size $82B

## Digital Content Monetization

market size $42.2B

## Education

market size $4.3B

CAGR 2019-2026

## eCommerce

market size $111B

## Events, Experiences, & Tours

market size $340M

# gides Customer segments

| Flexibility & Simplicity | Enhanced Collaboration | Income Potential | Cost/Complexity Reduction |
|---|---|---|---|
| B2C | B2C, B2B | B2B, B2C | B2B |
| Users attracted to the speed and simplicity Gides gives them to make flexible, variable, updatable posts. | Users who benefit from posts that allow public or private notes, viewer participation, or group creation. | Users who want an easy, fast way to monetize digital content, sell products, host experiences, or sell event tickets. | Users who want to set up full-featured web-sites using Gides as their backend. |
| ***I can make website–style content without needing a website.*** | ***I can make posts with others, take notes, and share what I know.*** | ***I want to make money without the hassle of a website.*** | ***A website I can make and update from my phone? Yes!*** |

# gides Growth strategy

## Building a foundation for global participation.

| Closed Beta | Public Launch | Geotag Features | Collaboration Features |
|---|---|---|---|
| July 2020 | October 2020* | December 2020* | February 2021* |
| • WeFunderCampaign<br>• Content Marketing<br>• Local Organizations | • Personal Networks (est. reach 2+ mil.)<br>• Professional Photographers<br>• Scrapbookers and DIY | • Hotels & Concierge<br>• City Guides<br>• Local Business & Personal Gides | • Conferences<br>• Cooking<br>• Education |

Customer Segments

Prelaunch Campaign → Speed and Simplicity → Enhanced Collaboration

*Projected growth phase dates are contingent upon hitting developmental milestones

# Experience that Counts

- > 30 websites to market and sell digital content/events
- > 1 million unique viewers
- > $17 million combined revenue

Their experience in using websites to market, educate, provide information, monetize digital content, and sell events and products has given them the unique insight necessary to create and market a platform that gives these tools to everyone — regardless of skill level.



## Jeff Medford

**Founder/CEO**

- LSU – Psychology
- Founded and sold online training & events business
- Experience in 44 countries
- 30 years in IT

MZed
EDUCATION FOR CREATIVES



## Doug Leigh

- Harvard – Engineering
  Berkeley – Law
- Pillsbury – emerging growth company counsel
- GC $600 MM/yr div. at GIC
- 3 exits

musicmatch

HURLBUT ACADEMY
BETTER YOUR FILMMAKING

# gides Business model

## Revenue Model

- **Subscriptions:** Subscription revenue for extra features from power users, influencers, and businesses.
- **Percentage of Sales:** Gides retains between 10 and 30% of all sales.
- **Advertising:** Advertising shown to viewers.
- **Enterprise:** White Label versions of the platform



24
20
16
12
8
4
# of Accounts (millions)
2021
2022
2023
$150
$125
$100
$75
$50
$25
Gross Revenue (millions)
2021
2022
2023

* These are forward looking figures and cannot be guaranteed

# gides Milestones and Roadmap*

## Past Milestones

- Accepted by SC Launch as Client Company
- Recipient of $50K Grant
- Achieved Closed Beta

### 2020
**Social Growth**

- read only
- basic create
- location & slideshows
- collaboration



Lucia Kethalon · Education
2040 followers · 12 channels · 392 gides

### 2021
**Digital Revenue**

- membership
- website hosting
- digital content sales
- tours experiences & events



FLUENT CITY
Lucia Kethalon
Spanish For Beginners
spanish101.com
WEBSITE CHANNEL with 65 gides
77 Members • 12 Followers

### 2022
**Ecommerce & Advertising**

- ecommerce
- advertising
- enterprise



Antimicrobial Yoga Mat
PRODUCT
Lulu Lemon
$25
Birthday Party Play Set LEGO®
ITEM
LEGO
$12

*Projected roadmap is contingent upon hitting developmental milestones

# gides Opportunity for everyone

**We designed Gides unencumbered from the perspective of the way things are.**

**We asked:**

"How could we design online tools to enhance opportunity for everyone?"

## Your Opportunity

- Goal: $1 million from WeFunder
  - SAFE $10 million cap
  - 15% discount
- Use of funds
  - Launch publicly
  - Grow user base
  - Continued platform development

# Gides democratizes online opportunity

Our worldwide mission is to give everyone with a phone the same opportunities as a web professional with a desktop.



gides

# The only thing missing is 'U'

